Exhibit 99.5

Arm Holdings plc

(incorporated and registered in England and Wales under the Companies Act 2006 with company number 11299879)

Notice to ADS Holders

2024 Annual General Meeting

LETTER FROM THE CHAIRMAN

ARM HOLDINGS PLC

(incorporated and registered in England and Wales under the Act with company number 11299879)

Directors:
Masayoshi Son	(Chairman)
Rene Haas	(Chief Executive Officer and Director)
Ronald D. Fisher	(Non-Executive Director)
Jeffrey A. Sine	(Non-Executive Director)
Karen E. Dykstra	(Non-Executive Director)
Anthony M. Fadell	(Non-Executive Director)
Rosemary Schooler	(Non-Executive Director)
Paul E. Jacobs	(Non-Executive Director)

7 August 2024

Notice of 2024 Annual General Meeting

I am pleased to provide you with details of our 2024 Annual General Meeting which will be held on 11 September 2024.

Please refer to the notice to ADS holders on pages 3 and 4. Explanatory notes to each of the Resolutions can be found on pages 5 to 9.

Your vote is important to us. As a holder of ADSs:

•

You are entitled to vote if you are a registered holder of ADSs as of 5:00 p.m. (Eastern Daylight Time) on 6 August 2024. You are entitled to instruct Citibank, N.A., the depositary for the ADSs, to vote on your behalf at the Annual General Meeting by completing and returning an ADS voting instruction card; but

•	You are not entitled to attend the Annual General Meeting itself.

Further voting information is provided in the section headed “Voting Information for Holders of ADSs” on page 10.

If any arrangements in respect of the Annual General Meeting change between now and the date of the Annual General Meeting, we will provide an update on our website below:

https://investors.arm.com/ir-resources/annual-meeting

Yours faithfully,

Masayoshi Son

Chairman

NOTICE TO ADS HOLDERS

ANNUAL GENERAL MEETING

ARM HOLDINGS PLC

(incorporated and registered in England and Wales under the Companies Act 2006 with company number 11299879)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Arm Holdings plc (the “Company”) will be held on 11 September 2024 at 3:00 p.m. (British Summer Time) to consider, and if thought fit, pass the following resolutions which will each be proposed as ordinary resolutions.

ORDINARY RESOLUTIONS

1.	To receive the accounts of the Company for the financial year ended 31 March 2024 together with the reports of the directors and the auditors of the Company thereon (the “Annual Report and Accounts”).

2.	To receive and approve the directors’ remuneration policy, as set out on pages 50 to 59 of the Annual Report and Accounts, such policy to take effect from the date on which this resolution is passed.

3.

To receive and approve the directors’ remuneration report (other than the directors’ remuneration policy), as set out on pages 47 to 68 of the Annual Report and Accounts, for the financial year ended 31 March 2024.

4.

To re-appoint Deloitte LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s annual accounts and reports are laid before the Company.

5.	To authorise the audit committee of the board of directors of Company to fix the remuneration of the auditors of the Company.

6.	To re-elect Masayoshi Son as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

7.	To re-elect Rene Haas as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

8.	To re-elect Ronald D. Fisher as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

9.	To re-elect Jeffrey A. Sine as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

10.	To re-elect Karen E. Dykstra as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election.

11.	To re-elect Rosemary Schooler as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election.

12.	To re-elect Paul E. Jacobs as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

13.	To elect Young Sohn as a director of the Company.

14.

To approve the rules of the Arm Holdings plc Employee Stock Purchase Plan 2024 (the “ESPP”), the principal features of which are summarised in the Appendix to this Notice of Annual General Meeting and that the directors of the Company be authorised to take such actions as may be necessary to facilitate the implementation of the ESPP.

BY ORDER OF THE BOARD

/s/ Spencer Collins

Spencer Collins
7 August 2024	Company Secretary

EXPLANATORY NOTES TO THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING

All the Resolutions are proposed as ordinary resolutions. This means that for each of those Resolutions to be passed, more than half of the votes cast must be in favour of the Resolution. Voting on all Resolutions at the Annual General Meeting will be conducted by way of a poll, rather than a show of hands.

A “vote withheld” option will be provided to enable those voting to abstain on any Resolution. A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes for and against a Resolution.

Resolution 1 – Annual Report and Accounts

The Directors are required by the Act to lay before the Company in general meeting copies of the directors’ reports, the independent auditors’ report and the audited financial statements of the Company in respect of each financial year. For the financial year ended 31 March 2024, these are all contained in the Annual Report and Accounts.

In accordance with best practice, the Company proposes an ordinary resolution to receive the Annual Report and Accounts, a copy of which may be found at: https://investors.arm.com/ir-resources/annual-meeting.

Resolution 2 – Approval of the Directors’ Remuneration Policy

In accordance with section 439A of the Act, a resolution to approve the Directors’ Remuneration Policy section of the Directors’ Remuneration Report is required to be put to a vote at the Annual General Meeting. The vote is binding which means that payments, including for loss of office, cannot be made to current, past or future Directors unless that payment is consistent with the Directors’ Remuneration Policy or has been approved by a resolution of the Company. The Directors’ Remuneration Policy must be put to a vote for approval at least every three years.

The Directors’ Remuneration Policy is being tabled for approval at the Annual General Meeting as the Company was a quoted company under the Act for the financial year ended 31 March 2024. Resolution 2 is therefore an ordinary resolution to approve the Directors’ Remuneration Policy, which is set out in full on pages 50 to 59 of the Annual Report and Accounts. If approved, this Directors’ Remuneration Policy will take effect immediately, and will remain valid until replaced by a new or amended policy. A remuneration policy will be put to a vote for approval again no later than the 2027 annual general meeting of the Company.

Resolution 3 – Approval of the Directors’ Remuneration Report

In accordance with section 439 of the Act, you are requested to approve the Directors’ Remuneration Report. The Directors’ Remuneration Report is set out on pages 47 to 68 of the Annual Report and Accounts.

The Board considers that appropriate remuneration of Directors plays a vital part in helping to achieve the Company’s overall objectives. We encourage you to read the Directors’ Remuneration Report. Our Board and the Remuneration Committee believe that the policies and procedures as articulated in the Directors’ Remuneration Report are effective and that, as a result of these policies and procedures, we have and will continue to have high-quality directors. Our UK statutory auditors, Deloitte LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited. The Board has approved and signed the report in accordance with the Act.

This vote is advisory and non-binding and the Directors’ entitlement to receive remuneration is not conditional on it. Payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that the Resolution is not passed. Although non-binding, our Board and the Remuneration Committee will review and consider the voting results when making future decisions regarding our Directors’ remuneration.

Resolutions 4 and 5 – Appointment and remuneration of the auditors

The Company is required to appoint auditors at each general meeting at which accounts are laid before the members, to hold office until the conclusion of the next such meeting. Resolution 4 is an ordinary resolution to re-appoint Deloitte LLP as the Company’s auditors to hold office until the conclusion of the next annual general meeting at which accounts are laid. They have indicated their willingness to stand for reappointment as auditors of the Company until the conclusion of the annual general meeting in 2025. The Audit Committee keeps under review the independence and objectivity of the external auditors. After considering the relevant information, the Audit Committee has recommended to the Board that Deloitte LLP be re-appointed as auditors. The Audit Committee will continue to consider the reappointment of the external auditors each year before making a recommendation to the Board.

Resolution 5 is an ordinary resolution to authorise the Audit Committee to determine the auditors’ remuneration. In accordance with the charter of the Audit Committee, the Board has delegated authority to the Audit Committee to determine the auditors’ remuneration.

Resolutions 6 to 12 (inclusive) – Re-appointment of Directors

The Articles require that, at the end of each annual general meeting of the Company, all of the directors of the Company holding office at the date that notice is sent of that annual general meeting shall retire from office, except for any director appointed by the directors of the Company after notice of that annual general meeting has been given and before that annual general meeting has been held. Each of the Directors listed below is retiring and seeks re-election at the Annual General Meeting. Resolutions 6 to 12 seek your approval to re-elect these persons as directors of the Company.

Having considered the performance of and contribution made by each of these Directors, the Board remains satisfied that, and the Chairman confirms that, the performance of each of these Directors continues to be effective and to demonstrate commitment to the role and as such the Board recommends their re-election. Biographical information for all the Directors standing for re-election is set out below.

Masayoshi Son

Non-Executive Director

Masayoshi Son has served as a Director and Chairman of our Board since March 2018. From September 2016 to March 2018, Mr. Son served as Chairman of the Board. Mr. Son founded SoftBank Group in September 1981 and has been its Chairman and Chief Executive Officer since February 1986. Founded initially as a personal computer software distribution business, SoftBank Group and its portfolio of companies have expanded to cover a range of technologies, including advanced telecommunications, internet services, AI, smart robotics, and IoT. Mr. Son has overseen investments in some of the world’s fastest-growing technology companies. Mr. Son serves in various capacities within SoftBank Group’s portfolio of companies, including SoftBank Corp. (Japanese Telecommunication Operator) as its Chairman since 2015 and served as its Chairman and Chief Executive Officer from 2006 to 2015. Mr. Son has also served as Honorary Chairman of the Broadband Association in Japan.

We believe Mr. Son’s vast executive leadership experience, including through his service as Chairman and Chief Executive Officer of SoftBank Group, a large international public company and our controlling shareholder, along with his significant expertise in technology and innovation, qualify him to serve on our Board.

Rene Haas

Executive Director

Rene Haas has served as our Chief Executive Officer and a Director since February 2022. Prior to being appointed as Chief Executive Officer, Mr. Haas served as President of our IP Product Groups (“IPG”) from January 2017. Under his leadership, Mr. Haas transformed IPG to focus on key solutions for vertical markets with a more diversified product portfolio and increased investment in our software ecosystem. In addition to his role as Chief Executive Officer, Mr. Haas has sat on the boards of Arm Technology (China) Co. Limited and SoftBank Group since December 2016 and June 2023, respectively. Mr. Haas also provides certain advisory and consulting services to SoftBank Group. Mr. Haas joined the Company in October 2013 as Vice President of Strategic Alliances and two years later was appointed to the Executive Committee and named Arm’s Chief Commercial Officer in charge of global sales and marketing. Before joining the Company, Mr. Haas held several applications management, applications engineering and product engineering roles, including seven years at NVIDIA as Vice President and General Manager of its computing products business. Prior to NVIDIA, Mr. Haas executive roles at Scintera Networks and Tensilica. Mr. Haas earned his Bachelor of Science in Electrical and Electronics Engineering from Clarkson University and is a graduate of the Stanford University Graduate School of Business Executive Education Program.

We believe Mr. Haas’ knowledge of our business as our Chief Executive Officer and his extensive experience in the semiconductor industry, qualify him to serve on our Board.

Ronald D. Fisher

Non-Executive Director

Ronald D. Fisher has served as a Director since March 2018. Mr. Fisher is a Senior Advisor at SoftBank Investment Advisors. Mr. Fisher joined SoftBank Group in 1995 and was the founder and Managing Partner of SoftBank Capital. Mr. Fisher joined the Board of SoftBank Group in 1997 and was Vice Chairman from 2017 to 2022. Mr. Fisher also serves on the boards of several of SoftBank Group’s portfolio companies. Mr. Fisher has more than 40 years of experience of working with high-growth and turnaround technology companies. Prior to joining SoftBank Group, Mr. Fisher was the Chief Executive Officer of Phoenix Technologies Ltd., the leading developer and marketer of system software products for personal computers, from 1990 to 1995. Mr. Fisher joined Phoenix from Interactive Systems Corporation, a UNIX software company that was purchased by the Eastman Kodak Company in 1988. Mr. Fisher served for five years as President, initially as Chief Operating Officer and then Chief Executive Officer at Interactive Systems. Mr. Fisher earned an MBA from Columbia University and a Bachelor of Commerce from the University of Witwatersrand in South Africa.

We believe Mr. Fisher’s extensive business, operational and management experience in the technology industry, qualify him to serve on our Board.

Jeffrey A. Sine

Non-Executive Director

Jeffrey A. Sine has served as a Director since September 2022. Mr. Sine is the Co-Founder and Partner of The Raine Group LLC, a global merchant bank focused on technology, media, and communications. Prior to founding The Raine Group LLC, he served as Vice Chairman and Global Head of Technology, Media & Telecom Investment Banking at UBS Investment Bank. Mr. Sine was a Managing Director at Morgan Stanley and an attorney at Sullivan & Cromwell in New York and London. Mr. Sine currently serves on the boards of many portfolio companies and subsidiaries of The Raine Group LLC. He also serves on the boards of National Public Radio, TelevisaUnivision, ITHAKA, Educational Testing Service, American University and The Manhattan Theatre Club.

We believe Mr. Sine’s significant experience as a leader and director of multiple global companies with international operations as well as his capital markets and financial experience from his tenure at global financial institutions, qualify him to serve on our Board.

Karen E. Dykstra

Non-Executive Director

Karen E. Dykstra has served as a Director since September 2022. From June 2023 to November 2023, Ms. Dykstra served as Chief Financial Officer of VMware, Inc.. Ms. Dykstra previously served as Chief Financial and Administrative Officer, and as Chief Financial Officer, of AOL, Inc., a web portal and online service provider. Prior to joining AOL, Inc., Ms. Dykstra was a Partner at Plainfield Asset Management LLC (“Plainfield”), where she served as Chief Operating Officer, Chief Financial Officer and a director of Plainfield Direct LLC, Plainfield’s business development company. Previously, she spent over 25 years with Automatic Data Processing, Inc., a provider of human capital management solutions to employers, serving most recently as Chief Financial Officer, and prior thereto as Vice President – Finance, Corporate Controller, and in other capacities. Ms. Dykstra currently serves on the board of Gartner, Inc. as Lead Independent Director and is also a member of its Nominating and Governance committee. She is a former director of VMware, Inc., Crane Co., AOL, Inc. and Boston Properties, Inc.

We believe Ms. Dykstra’s broad executive management experience and financial expertise as the Chief Financial Officer of multiple global companies and her experience from serving on the board of directors of other companies in the technology industry, qualify her to serve on our Board.

Rosemary Schooler

Non-Executive Director

Rosemary Schooler has served as a Director since December 2022. Ms. Schooler has over 30 years of experience in the global technology industry. She most recently served as Corporate Vice President and General Manager of Data Center and AI Sales for Intel Corporation. During her 33-year career at Intel, Ms. Schooler managed and oversaw sales and corporate strategy for the company’s IoT business. Ms. Schooler also held vice president and general manager positions at a number of Intel start-up initiatives in the embedded/IoT, networking and storage businesses, including architecture, product development and customer success efforts. In her networking role, Ms. Schooler led industry transforming initiatives, including Network Function Virtualization and technologies such as Data Plane Development Kit. Ms. Schooler has supported industry efforts, including ATIS and TIA, as well as non-profits, including the National Center for Women in Technology. She was previously a director for Cloudera and currently serves on the board of directors for Zurn Water Solutions and Densify. Ms. Schooler earned a B.S. in ceramic science and engineering from Penn State University.

We believe Ms. Schooler’s expansive knowledge of corporate strategy and strategic planning and vast experience as a leader in the technology industry, qualify her to serve on our Board.

Paul E. Jacobs

Non-Executive Director

Paul E. Jacobs, PhD has served as a Director since December 2022. Dr. Jacobs has been the Chief Executive Officer and a director of Globalstar, Inc. since August 2023. He is the Chairman, and until April 2024 also held the position of Chief Executive Officer, of Virewirx, Inc. (formerly known as XCOM Labs), which he founded in 2018 to develop high performance wireless technologies and applications. Prior to founding XCOM Labs, Dr. Jacobs served as the Chief Executive Officer and Executive Chairman of Qualcomm Inc., where he spearheaded the company’s efforts to develop and commercialize fundamental mobile technology breakthroughs that fueled the wireless internet and smartphone revolutions. Dr. Jacobs is a prolific inventor with over 80 U.S. patents granted or pending in the field of wireless technology and devices. Dr. Jacobs currently also serves as a director of Dropbox, Inc., Global Star, Inc., Virewirx, Inc., Get Heal, Inc., and the NBA Board of Governors. He earned a B.S. in Electrical Engineering and Computer Science, M.S. in Electrical Engineering, and Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley. He founded the Jacobs Institute for Design Innovation at the University of California, Berkeley. Dr. Jacobs is a member of the National Academy of Engineering and a Fellow of the American Academy of Arts and Sciences.

We believe Dr. Jacobs’ experience as the leader and board member of multiple global companies, as well as his innovation and business experience with companies in, and his in-depth knowledge of, the technology sector, qualify him to serve on our Board.

Resolution 13 – Appointment of Young Sohn as a Director

Young Sohn is a Silicon Valley entrepreneur with a passion for building businesses and fostering emerging technologies. Mr. Sohn has previously served as a director of Arm and as Chairman of Arm’s Asia Advisory Board. He currently serves as Senior Advisor to Samsung Electronics, Chairman of its Semiconductor Advisory Board and Chairman of the Board of HARMAN. Previously, Mr. Sohn served as Corporate President and Chief Strategy Officer of Samsung Electronics, where he led global innovation strategy. Prior to joining Samsung, Mr. Sohn worked in Silicon Valley building and scaling businesses in core technologies, including semiconductors and data storage. During this period, he served as Chief Executive of Oak Technologies, Avago (formerly Agilent), and Inphi. Mr. Sohn co-founded the Extreme Tech Challenge (XTC), the largest startup competition for entrepreneurs to address global challenges through the development of emerging technology. Mr. Sohn has also served as a senior advisor to Silver Lake Partners and as a member of the MIT Sloan School North America Board. He is an active investor and advisor for startups and businesses at a global scale, acting as a seed investor in innovative companies such as Fungible, Graphcore and Zoom. Mr. Sohn holds a B.S. in electrical engineering from the University of Pennsylvania and an M.S. from the MIT Sloan School of Management.

We believe Mr Sohn’s extensive experience in the semiconductor industry as well as his significant leadership experience, including as a former director of Arm, qualify him to serve on our Board.

Resolution 14 – Approval of the rules of the Company’s Employee Stock Purchase Plan 2024

Resolution 14 seeks your approval for the ESPP which will provide all eligible employees with the opportunity to purchase Shares or ADSs at a discounted price. The main features of the ESPP are set out in the Appendix to this document and the plan rules will be available for inspection upon request.

VOTING INFORMATION FOR HOLDERS OF ADSs

Can I attend the Annual General Meeting?

No. ADS holders cannot attend the Annual General Meeting.

Can I vote?

Yes. Your vote is important to us.

If you are a registered holder of ADSs as of 5:00 p.m. (Eastern Daylight Time) on 6 August 2024, you will be able to instruct the Depositary to vote the Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send registered holders of ADSs as of 5:00 p.m. (Eastern Daylight Time) on 6 August 2024 an ADS voting instruction card and an explanatory depositary notice of meeting. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly.

When is my voting entitlement fixed?

To instruct the Depositary to vote, you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on 6 August 2024. Your voting entitlement will depend on the number of ADSs you hold at that time.

By when do I have to submit my ADS vote?

Voting instructions via the ADS voting instruction card must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 5 September 2024 in the manner and at the address specified in the ADS voting instruction card.

I already voted as an ADS holder but have changed my mind – can I change my vote?

You can submit a new ADS voting instruction card at any time before 10:00 a.m. (Eastern Daylight Time) on 5 September 2024. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card.

The ADS voting instruction card last received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 5 September 2024 will be the one that is followed.

I hold my ADSs through a brokerage firm, bank or nominee – can I still vote?

If you hold ADSs through a brokerage firm, bank or nominee, the materials for ADS holders, including the ADS voting instruction card, will be sent to that organisation. The organisation holding your account is considered the ADS holder of record. Please reach out to that organisation to provide your voting instructions and return your voting instructions to such organisation by its deadline.

Who should I contact if I have queries?

If you have queries about how you can deliver voting instructions, please contact Citibank, N.A. – ADR Shareholder Services by telephone: +1-877-248-4237 or by email: Citibank@shareholders-online.com or at Citibank, N.A. – ADR Shareholder Services, P.O. Box 43077, Providence, Rhode Island 02940-3077, USA.

DEFINITIONS

The following words and expressions apply throughout this document, unless the context requires otherwise:

“Act”	the Companies Act 2006 (as amended);

“ADSs”	American Depositary Shares, each an “ADS” and each representing one Share;

“AI”	artificial intelligence;

“Annual General Meeting”	the Annual General Meeting of the Company to be held on 11 September 2024;

“Annual Report and Accounts”	the accounts of the Company for the financial year ended 31 March 2024, together with the reports of the Directors and the auditors of the Company thereon;

“Articles”	the articles of the association of the Company in force at the date of this document;

“Audit Committee”	the audit committee of the Board;

“Board” or “Directors”	the directors of the Company as at the date of this document, whose names are set out on page 2 of this document, and a “Director” means any one of them;

“Company”	Arm Holdings plc, a company registered in England and Wales with company number 11299879;

“Depositary”	Citibank, N.A., the depositary for the ADSs;

“Directors’ Remuneration Policy”	the Directors’ remuneration policy of the Company set out on pages 50 to 59 of the Annual Report and Accounts;

“Directors’ Remuneration Report”	the Directors’ remuneration report of the Company set out on pages 47 to 68 of the Annual Report and Accounts;

“IoT”	internet of things;

“Remuneration Committee”	the remuneration committee of the Board;

“Resolutions”	the resolutions to be proposed at the Annual General Meeting as set out in the notice to ADS holders on pages 3 and 4, each a “Resolution”;

“Shares”	the ordinary shares of £0.001 each in the capital of the Company; and

“SoftBank Group”	SoftBank Group Corp.

Additional Notices

No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document.

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the financial year ended 31 March 2024. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to persons outside the United Kingdom

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

APPENDIX

Principal Features of the ESPP

This Appendix sets out the principal terms of the ESPP which is being put to the Shareholders at the Annual General Meeting for approval by Resolution 14.

The ESPP is an all-employee stock purchase plan under which eligible employees are offered the opportunity to purchase options over ADSs that represent fully paid-up Shares (and, as used in this Appendix, where the context requires, references to “Shares” include ADSs representing Shares). The ESPP is designed to comply with section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), giving eligible U.S. participants certain tax benefits on gains made under the ESPP. Participation may also be offered to non-U.S. participants under a sub-plan that is not intended to qualify under section 423 of the Code.

Eligibility

Generally, all employees (including employees who are also directors) of the Company or any designated subsidiaries are eligible to participate in any offering under the ESPP (other than anybody holding 5% or more of the total combined voting power or value of the Company) subject to meeting any relevant service requirement.

Participation and contributions

Eligible employees who choose to participate in an offering must submit an enrolment form authorizing payroll deductions up to a maximum of 10% of their pay per pay period. The upper limit in the ESPP rules for US participants is the IRS Code limit, currently $25,000 per year.

Grant of options and insufficient Shares

Eligible employees may be granted ESPP options to acquire Shares or ADSs at a fixed price which may be set at a discount (of up to 15%) to the fair market value of the Shares or ADSs at the date of grant or exercise. The number of Shares or ADSs available for the grant of ESPP options may be proportionally reduced in the event the total number of Shares that would otherwise be purchased on any exercise date exceeds the maximum number of Shares available under the ESPP. Options are not transferable other than by will or the laws of descent and distribution and may only be exercised by the persons to whom they were granted or their personal representatives. Benefits under the ESPP are not pensionable.

Plan limits

The maximum number of Shares in aggregate that may be issued or transferred on the exercise of options is capped by the “Share Reserve” contained in the Company’s Omnibus Plan, which was approved by shareholders on 24 August 2023 (or any successor plan). The Share Reserve is currently defined as 20.5 million Shares, increasing by 2% of the Company’s share capital each year for the life of the Omnibus Plan. If options lapse, then the number of Shares or ADSs allocated to that option may be reallocated to this plan limit.

Exercise of options and withdrawal

At the end of the offering period, the options will be exercised unless the participant chooses to withdraw. If the participant withdraws from the ESPP, their outstanding options will lapse and they will receive a repayment of their contributions. If the exercise price per option is equal to or more than the market value of an ADS on the date of exercise, the options shall lapse and the participant’s accumulated payroll deductions for that offering shall be refunded, without interest.

Source of shares

Options may be satisfied with ADSs representing newly issued Shares, a transfer of treasury shares or Shares purchased in the market.

Leavers

If a participant leaves employment, they will be treated as withdrawing from the ESPP. Their outstanding options will lapse and they will receive a repayment of their contributions.

Corporate events

In the event of certain corporate events that constitute a change of control of the Company, the Company shall notify participants of their right to exercise options. If they are not exercised, then contributions will be repaid to employees.

Alternatively, in the event of a takeover or scheme of arrangement, options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company.

Adjustment of options

In the event of any variation of the Company’s share capital, the number of Shares or ADSs subject to options and the exercise price may be adjusted by the Remuneration Committee provided that any such adjustment shall be made in accordance with section 424 of the Code.

Duration of the ESPP

No further options may be granted after the tenth anniversary of the approval of the ESPP by the Shareholders but the ESPP may be terminated at any earlier time by the Board or Remuneration Committee. The rights of existing participants will not be affected.

Amendments

The Board or the Remuneration Committee may amend the ESPP but certain provisions cannot be altered without prior Shareholder approval including amendments related to increasing the share limit, eligibility requirements, dilution or share utilisation. No amendment shall operate to materially prejudice any rights already acquired by a participant under the ESPP.